Exhibit 99.1

China Online Education Group Announces Third Quarter 2018 Results

Net revenues increased by 28.4% year-over-year

Gross billings1 increased by 20.1% year-over-year

BEIJING, December 17, 2018 — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial and Operational Highlights

•                       Net revenues were RMB303.2 million (US$44.1 million), a 28.4% increase from RMB236.1 million for the third quarter of 2017.

•                       Gross billings were RMB424.5 million (US$61.8 million), a 20.1% increase from RMB353.4 million for the third quarter of 2017.

•                       Gross billings for the K-12  mass-market one-on-one offering were RMB331.9 million (US$48.3 million), a 65.9% increase from RMB200.1 million for the third quarter of 2017.

•                       Gross margin was 63.8%, compared with 61.8% for the third quarter of 2017.

•                       Percentage of gross billings contributed by K-12 students was 87.1%, compared with 76.3% for the third quarter of 2017.

Key Operating Data

	For the three months ended
	September 30,	September 30,	Y-o-Y
	2017	2018	Change

Gross billings (in RMB millions)	353.4	424.5	20.1%
K-12 mass-market one-on-one offering	200.1	331.9	65.9%
K-12 small class offering	6.9	16.6	139.2%
Adult offering	83.6	54.7	(34.5)%
K-12 American Academy one-on-one offering	62.8	21.3	(66.1)%
Active students[2] (in thousands)	176.6	210.0	18.9%

1  Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

2  An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

“We achieved healthy growth in the third quarter and once again outpaced our guidance in both net revenues and gross billings, driven primarily by our strategy to expand the reach of our K-12 mass-market one-on-one offering in non-tier-one3 cities,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk. “The prevalence of our core K-12 mass-market one-on-one offering has increased at a strong pace, growing 65.9% year-over-year and accounting for 78.2% of our total gross billings in the third quarter. Our strategic initiatives to further penetrate non-tier-one cities are also paying off. Non-tier-one cities made up 69.4% of our K-12 mass-market one-on-one gross billings in the third quarter, compared with 65.4% and 58.6% in the prior quarter and third quarter of 2017, respectively.

“The online education industry in China is ripe with opportunities. As our primary K-12 mass-market one-on-one programs become more pervasive in lower-tier cities, we expect our growth to continue to accelerate. This strategy enables us to reach key audiences in underserved markets as we continue to grow our business with best-in-class programs that are helping shape the online education industry,” Mr. Huang concluded.

Min Xu, Co-Chief Financial Officer of 51Talk, added, “We further strengthened our business in the third quarter, achieving strong our gross billings and net revenues growth on a year-over-year basis. More students are benefiting from our online English lessons with the number of active students during the third quarter increasing 18.9% year-over-year to 210,000.”

Third Quarter 2018 Financial Results

Net Revenues

Net revenues for the third quarter of 2018 were RMB303.2 million (US$44.1 million), a 28.4% increase from RMB236.1 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students in the third quarter of 2018 was 210,000, an 18.9% increase from 176,600 for the same quarter last year.

Net revenues from one-on-one offerings for the third quarter of 2018 were RMB278.6 million (US$40.6 million), an 18.9% increase from RMB234.4 million for the same quarter last year. Net revenues from small class offering for the third quarter of 2018 were RMB24.6 million (US$3.5 million), compared with RMB1.7 million for the same quarter last year.

Cost of Revenues

Cost of revenues for the third quarter of 2018 was RMB109.6 million (US$16.0 million), a 21.6% increase from RMB90.2 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to an increased number of paid lessons.

Cost of revenues of one-on-one offerings for the third quarter of 2018 was RMB92.9 million (US$13.5 million), a 7.1% increase from RMB86.8 million for the same quarter last year. Cost of revenues of small class offerings for the third quarter of 2018 was RMB16.7 million (US$2.5 million), a 387.2% increase from RMB3.4 million for the same quarter last year.

3  Tier-one cities include Beijing, Shanghai, Shengzhen, and Guangzhou.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2018 was RMB193.5 million (US$28.2 million), a 32.6% increase from RMB145.9 million for the same quarter last year.

Gross margin for the third quarter of 2018 was 63.8%, compared with 61.8% for the same quarter last year.

One-on-one offerings gross margin for the third quarter of 2018 was 66.6%, compared with 63.0% for the same quarter last year. The increase was mainly attributable to a lower revenue mix from the Company’s American Academy program, which has a lower gross profit margin. 51Talk’s small class offering gross margin for the third quarter of 2018 was 32.0%, compared with a negative gross margin of 100.4% for the same quarter last year.

Operating Expenses

Total operating expenses for the third quarter of 2018 were RMB282.2 million (US$41.1 million), a 1.2% decrease from RMB285.7 million for the same quarter last year. The decrease was mainly the result of a decrease in product development and general and administrative expenses, partially offset by increases in sales and marketing expenses.

Sales and marketing expenses for the third quarter of 2018 were RMB184.2 million (US$26.8 million), a 10.2% increase from RMB167.1 million for the same quarter last year. The increase was mainly due to higher branding and marketing expenses, partially offset by the RMB18.6 million net effect of capitalization and amortization of certain sales and marketing expenses under the new accounting standard adopted on January 1, 2018 (please refer to the section in this news release titled “Impact of Recently Adopted New Accounting Standard”). Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the third quarter of 2018 were RMB182.7 million (US$26.6 million), a 10.2% increase from RMB165.8 million for the same quarter last year.

Product development expenses for the third quarter of 2018 were RMB45.6 million (US$6.6 million), a 25.9% decrease from RMB61.5 million for the same quarter last year. The decrease was primarily due to a decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the third quarter of 2018 were RMB43.4 million (US$6.3 million), a 26.1% decrease from RMB58.7 million for the same quarter last year.

General and administrative expenses for the third quarter of 2018 were RMB52.3 million (US$7.6 million), an 8.2% decrease from RMB57.0 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the third quarter of 2018 were RMB48.9 million (US$7.1 million), a 7.4% decrease from RMB52.8 million for the same quarter last year.

Loss from Operations

Loss from operations for the third quarter of 2018 was RMB88.6 million (US$12.9 million), compared with RMB139.8 million for the same quarter last year.

Non-GAAP loss from operations for the third quarter of 2018 was RMB81.5 million (US$11.9 million), compared with RMB131.4 million for the same quarter last year.

Net Loss

Net loss for the third quarter of 2018 was RMB90.4 million (US$13.2 million), compared with RMB141.8 million for the same quarter last year.

Non-GAAP net loss for the third quarter of 2018 was RMB83.3 million (US$12.1million), compared with RMB133.5 million for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the third quarter of 2018 was RMB4.50 (US$0.60), compared with RMB7.05 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the third quarter of 2018 was RMB4.05 (US$0.60), compared with RMB6.60 for the same quarter last year.

Balance Sheet

As of September 30, 2018, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB657.2 million (US$95.7 million), compared with RMB623.4 million as of December 31, 2017.

The Company had deferred revenues (current and non-current) of RMB1,489.1 million (US$216.8 million) as of September 30, 2018, compared with RMB1,201.8  million as of December 31, 2017.

Outlook

For the fourth quarter of 2018, the Company currently expects:

•                  Net revenues to be between RMB286 million to RMB291 million, which would represent an increase of approximately 9.7% to 11.7% from RMB260.6 million for the same quarter last year;

•                  Total gross billings to be between RMB481 million to RMB491 million, which would represent an increase of approximately 22.3% to 24.8% from RMB393.4 million for the same quarter last year.

•                  Gross billings for the Company’s one-on-one business is expected to be between RMB422 million to RMB432 million, which would represent an increase of approximately 15.1% to 17.8% from RMB366.7 million for the same quarter last year.

•                  Gross billings for 51Talk’s small class business is expected to be approximately RMB59 million, which would represent an increase of approximately 121.0% from RMB26.7 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Management Change

The Company also announced today the planned retirement of Mr. Jimmy Lai, Chief Financial Officer, effective January 1, 2019.  Mr. Min Xu, co-Chief Financial Officer of the Company, will assume the role of Chief Financial Officer at that time.

Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of the Company, said, “On behalf of the Board of Directors and myself, I would like to thank Jimmy for his remarkable service as 51Talk’s Chief Financial Officer. Over the course of his nearly four-year tenure, Jimmy led us from the ranks of operating as a private company through our successful public listing on the New York Stock Exchange.  He has made many great contributions to our continued growth and we wish him the best in his retirement.”

Impact of Recently Adopted New Accounting Standard

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” On January 1, 2018, the Company adopted the Topic 606 new standard using the modified retrospective method. Under this method, the Company records adjustments to its fiscal 2018 opening balance sheet (as of January 1, 2018) to reflect the cumulative effect of the new accounting standard. The comparative information has not been restated and continues to be reported under the accounting standard in effect for those periods. The Company has completed the assessment of related adoption impact, including but not limited to accounting for incentives to customers, contract modification, contract cost and forfeitures of prepaid credits.

The Company is required to estimate the breakage, or the forfeiture of prepaid credits, and recognize the expected breakage amount as revenue in proportion to the pattern of credits consumed by the customers. Based on the Company’s analysis of historical customer forfeitures of prepaid credits, the Company has concluded that no breakage should be recognized, upon adoption or in first three quarters of 2018. The adoption of Topic 606 does not have any material impact on the Company’s revenue recognition for the first three quarters of 2018 and comparable periods. The Company will continue to update the estimate of expected breakage at each reporting date.

The new accounting standard primarily impacts the accounting of the Company’s sales personnel expenses. Under the new accounting standard, certain sales commissions to the sales personnel and the sales agents as well as new customer referral cost are considered incremental cost of obtaining contracts, and therefore shall be recognized as an asset given that the Company expects to recover those costs. RMB118.9 million, RMB100.3 million, RMB82.7 million and RMB76.0 million of contract cost asset was capitalized in prepaid expenses and other current assets account as of September 30, 2018, June 30, 2018, March 31, 2018 and January 1, 2018, respectively. The adoption resulted in an incremental, net capitalization of RMB18.6 million of sales and marketing expenses for the third quarter of 2018. The asset that was recognized for costs to obtain contracts will be expensed ratably in future periods, along with the recognition of revenue of corresponding contracts.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on December 17, 2018 (8:00 PM Beijing/Hong Kong time on December 17, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until December 24, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10126752

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the rate in effect as of September 28, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 5692-8909

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 5730-6200

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Sept. 30,	Sept. 30,
	2017	2018	2018
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	320,039	431,483	62,825
Time deposits	202,659	160,112	23,313
Short term investment	100,722	65,584	9,549
Prepaid expenses and other current assets	84,941	234,942	34,208
Total current assets	708,361	892,121	129,895

Non-current assets
Held to maturity	6,751	7,298	1,063
Property, plant and equipment, net	49,009	34,304	4,995
Intangible assets, net	9,686	11,741	1,710
Goodwill	4,223	4,223	615
Other non-current assets	5,526	5,390	785
Total non-current assets	75,195	62,956	9,168

Total assets	783,556	955,077	139,063

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Deferred revenues	1,176,565	1,466,724	213,559
Accrued expenses and other current liabilities	222,798	199,984	29,118
Taxes payable	24,985	21,799	3,174
Total current liabilities	1,424,348	1,688,507	245,851

Non-current liabilities
Long-term loan	—	76,378	11,121
Deferred revenues	25,230	22,367	3,257
Deferred tax liabilities	124	47	7
Other non-current liabilities	2,245	2,641	385
Total non-current liabilities	27,599	101,433	14,770

Total liabilities	1,451,947	1,789,940	260,621

Total shareholders’ deficit	(668,391)	(834,863)	(121,558)

Total liabilities and shareholders’ deficit	783,556	955,077	139,063

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	Jun. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2017	2018	2018	2018	2017	2018
	RMB	RMB	RMB	US$	RMB	RMB

Net revenues	236,100	281,736	303,153	44,140	587,372	847,466
Cost of revenues	(90,198)	(96,538)	(109,642)	(15,964)	(216,100)	(299,109)
Gross profit	145,902	185,198	193,511	28,176	371,272	548,357
Operating expenses
Sales and marketing expenses	(167,121)	(163,274)	(184,222)	(26,823)	(466,817)	(519,088)
Product development expenses	(61,519)	(44,583)	(45,603)	(6,640)	(162,806)	(142,426)
General and administrative expenses	(57,032)	(53,864)	(52,333)	(7,620)	(159,491)	(162,561)
Total operating expenses	(285,672)	(261,721)	(282,158)	(41,083)	(789,114)	(824,075)
Loss from operations	(139,770)	(76,523)	(88,647)	(12,907)	(417,842)	(275,718)
Interest and other (expenses)/income, net	(1,091)	3,788	(807)	(118)	(537)	1,937
Loss before income tax expenses	(140,861)	(72,735)	(89,454)	(13,025)	(418,379)	(273,781)
Income tax expenses	(973)	(951)	(936)	(136)	(2,759)	(2,957)
Net loss	(141,834)	(73,686)	(90,390)	(13,161)	(421,138)	(276,738)
Net loss attributable to ordinary shareholders	(141,834)	(73,686)	(90,390)	(13,161)	(421,138)	(276,738)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	301,570,803	304,214,325	305,225,472	305,225,472	301,263,696	304,112,472

Net loss per share attributable to ordinary shareholders basic and diluted	(0.47)	(0.24)	(0.30)	(0.04)	(1.40)	(0.91)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	Jun. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2017	2018	2018	2018	2017	2018
	RMB	RMB	RMB	US$	RMB	RMB

Net loss per ADS attributable to ordinary shareholders basic and diluted	(7.05)	(3.60)	(4.50)	(0.60)	(21.00)	(13.65)

Comprehensive loss:
Net loss	(141,834)	(73,686)	(90,390)	(13,161)	(421,138)	(276,738)
Other comprehensive loss Foreign currency translation adjustments	(7,364)	13,895	9,212	1,341	(19,439)	12,479
Total comprehensive loss	(149,198)	(59,791)	(81,178)	(11,820)	(440,577)	(264,259)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(1,283)	(1,379)	(1,481)	(216)	(3,338)	(4,092)
Product development expenses	(2,840)	(1,759)	(2,223)	(324)	(6,765)	(5,540)
General and administrative expenses	(4,238)	(3,454)	(3,420)	(498)	(17,488)	(10,677)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	Jun. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2017	2018	2018	2018	2017	2018
	RMB	RMB	RMB	US$	RMB	RMB

Sales and marketing expenses	(167,121)	(163,274)	(184,222)	(26,823)	(466,817)	(519,088)
Less: Share-based compensation expenses	(1,283)	(1,379)	(1,481)	(216)	(3,338)	(4,092)
Non-GAAP sales and marketing expenses	(165,838)	(161,895)	(182,741)	(26,607)	(463,479)	(514,996)

Product development expenses	(61,519)	(44,583)	(45,603)	(6,640)	(162,806)	(142,426)
Less: Share-based compensation expenses	(2,840)	(1,759)	(2,223)	(324)	(6,765)	(5,540)
Non-GAAP product development expenses	(58,679)	(42,824)	(43,380)	(6,316)	(156,041)	(136,886)

General and administrative expenses	(57,032)	(53,864)	(52,333)	(7,620)	(159,491)	(162,561)
Less: Share-based compensation expenses	(4,238)	(3,454)	(3,420)	(498)	(17,488)	(10,677)
Non-GAAP general and administrative expenses	(52,794)	(50,410)	(48,913)	(7,122)	(142,003)	(151,884)

Operating expenses	(285,672)	(261,721)	(282,158)	(41,083)	(789,114)	(824,075)
Less: Share-based compensation expenses	(8,361)	(6,592)	(7,124)	(1,038)	(27,591)	(20,309)
Non-GAAP operating expenses	(277,311)	(255,129)	(275,034)	(40,045)	(761,523)	(803,766)

Loss from operations	(139,770)	(76,523)	(88,647)	(12,907)	(417,842)	(275,718)
Less: Share-based compensation expenses	(8,361)	(6,592)	(7,124)	(1,038)	(27,591)	(20,309)
Non-GAAP loss from operations	(131,409)	(69,931)	(81,523)	(11,869)	(390,251)	(255,409)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	Jun. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2017	2018	2018	2018	2017	2018
	RMB	RMB	RMB	US$	RMB	RMB

Income tax expenses	(973)	(951)	(936)	(136)	(2,759)	(2,957)
Less: Tax impact of Share-based compensation expenses	—	—	—	—	—	—
Non-GAAP income tax expenses	(973)	(951)	(936)	(136)	(2,759)	(2,957)

Net loss	(141,834)	(73,686)	(90,390)	(13,161)	(421,138)	(276,738)
Less: Share-based compensation expenses	(8,361)	(6,592)	(7,124)	(1,038)	(27,591)	(20,309)
Non-GAAP net loss	(133,473)	(67,094)	(83,266)	(12,123)	(393,547)	(256,429)

Net loss attributable to ordinary shareholders	(141,834)	(73,686)	(90,390)	(13,161)	(421,138)	(276,738)
Less: Share-based compensation expenses, net of tax	(8,361)	(6,592)	(7,124)	(1,038)	(27,591)	(20,309)
Non-GAAP net loss attributable to ordinary shareholders	(133,473)	(67,094)	(83,266)	(12,123)	(393,547)	(256,429)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	301,570,803	304,214,325	305,225,472	305,225,472	301,263,696	304,112,472

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(0.44)	(0.22)	(0.27)	(0.04)	(1.31)	(0.84)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(6.60)	(3.30)	(4.05)	(0.60)	(19.65)	(12.60)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	Jun. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2017	2018	2018	2018	2017	2018
	RMB	RMB	RMB	US$	RMB	RMB

Net revenues
One-on-one offerings	234,390	254,222	278,602	40,565	585,662	778,310
Small class offerings	1,710	27,514	24,551	3,575	1,710	69,156
Total net revenues	236,100	281,736	303,153	44,140	587,372	847,466

Cost of revenues
One-on-one offerings	(86,771)	(79,868)	(92,946)	(13,533)	(212,673)	(253,899)
Small class offerings	(3,427)	(16,670)	(16,696)	(2,431)	(3,427)	(45,210)
Total cost of revenues	(90,198)	(96,538)	(109,642)	(15,964)	(216,100)	(299,109)

Gross profit
One-on-one offerings	147,619	174,354	185,656	27,032	372,989	524,411
Small class offerings	(1,717)	10,844	7,855	1,144	(1,717)	23,946
Total gross profit	145,902	185,198	193,511	28,176	371,272	548,357

Gross margin
One-on-one offerings	63.0%	68.6%	66.6%	66.6%	63.7%	67.4%
Small class offerings	(100.4)%	39.4%	32.0%	32.0%	(100.4)%	34.6%
Total gross margin	61.8%	65.7%	63.8%	63.8%	63.2%	64.7%

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sept. 30,	Jun. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2017	2018	2018	2018	2017	2018
	RMB	RMB	RMB	US$	RMB	RMB

Sales and marketing expenses
One-on-one offerings	(157,314)	(143,711)	(163,114)	(23,750)	(457,010)	(460,753)
Small class offerings	(9,807)	(19,563)	(21,108)	(3,073)	(9,807)	(58,335)
Total sales and marketing expenses[4]	(167,121)	(163,274)	(184,222)	(26,823)	(466,817)	(519,088)

Product development expenses
One-on-one offerings	(52,681)	(33,157)	(33,835)	(4,926)	(153,968)	(107,873)
Small class offerings	(8,838)	(11,426)	(11,768)	(1,714)	(8,838)	(34,553)
Total product development expenses[5]	(61,519)	(44,583)	(45,603)	(6,640)	(162,806)	(142,426)

General and administrative expenses
One-on-one offerings	(55,033)	(44,281)	(43,874)	(6,388)	(157,492)	(135,336)
Small class offerings	(1,999)	(9,583)	(8,459)	(1,232)	(1,999)	(27,225)
Total general and administrative expenses[6]	(57,032)	(53,864)	(52,333)	(7,620)	(159,491)	(162,561)

Operating expenses
One-on-one offerings	(265,028)	(221,149)	(240,823)	(35,064)	(768,470)	(703,962)
Small class offerings	(20,644)	(40,572)	(41,335)	(6,019)	(20,644)	(120,113)
Total operating expenses	(285,672)	(261,721)	(282,158)	(41,083)	(789,114)	(824,075)

Loss from operations
One-on-one offerings	(117,409)	(46,795)	(55,167)	(8,032)	(395,481)	(179,551)
Small class offerings	(22,361)	(29,728)	(33,480)	(4,875)	(22,361)	(96,167)
Total loss from operations	(139,770)	(76,523)	(88,647)	(12,907)	(417,842)	(275,718)

4 Share-based compensation expenses included in the sales and marketing expenses for one-on-one offerings and small class offerings were RMB1,342 and RMB139 respectively for the third quarter of 2018, and RMB1,307 and RMB72 respectively for the second quarter of 2018, and RMB1,224 and RMB59 respectively for the third quarter of 2017.

5 Share-based compensation expenses, included in the product development expenses for one-on-one offerings and small class offerings were RMB1,756 and RMB467 respectively for the third quarter of 2018, and RMB1,431 and RMB328 respectively for the second quarter of 2018, and RMB2,836 and RMB4 respectively for the third quarter of 2017.

6 Share-based compensation expenses, included in the general and administrative expenses for one-on-one offerings and small class offerings were RMB3,346 and RMB74 respectively for the third quarter of 2018, and RMB3,422 and RMB32 respectively for the second quarter of 2018,  and RMB4,202 and RMB36 respectively for the third quarter of 2017.